Filed Pursuant to Rule 433

Registration Number 333-190160

International Business Machines Corporation
February 3, 2015
Pricing Term Sheet

Floating Rate Notes due 2018

1.125% Notes due 2018

Issuer	International Business Machines Corporation

Expected Issuer Ratings*	Aa3/AA-/A+ (Moody’s/S&P/Fitch)

Format	SEC Registered

Trade Date	February 3, 2015

Settlement Date	February 6, 2015 (T+3)

Joint Book-Running Managers	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc. and Wells Fargo Securities, LLC

Co-Managers	PNC Capital Markets LLC, SMBC Nikko Securities America, Inc., Blaylock Beal Van, LLC and Lebenthal & Co., LLC

	2018 Floating Rate Notes	2018 Notes

Size	$500,000,000	$1,500,000,000

Maturity	February 6, 2018	February 6, 2018

Interest Payment Dates	Quarterly on February 6, May 6, August 6 and November 6	February 6 and August 6

First Interest Payment Date	May 6, 2015	August 6, 2015

Coupon	Spread to LIBOR: + 19 bps Designated LIBOR page: Reuters Screen LIBOR01 Page Index Maturity: 3 Months Interest Reset Period: Quarterly Interest Reset Dates: February 6, May 6, August 6 and November 6 Initial Interest Rate: Three month LIBOR plus 19 bps, determined on February 4, 2015	1.125%

Benchmark Treasury	Not Applicable	0.875% due January 15, 2018

Benchmark Treasury Yield	Not Applicable	0.829%

Spread to Benchmark Treasury	Not Applicable	T + 40 bps

Yield to Maturity	Not Applicable	1.229%

Make-Whole Call	Not Applicable	T + 7.5 bps

Par Call	Not Applicable	Not Applicable

Price to Public	100%	99.695%

Underwriting Discount	0.15%	0.15%

Day Count	Actual/360, Modified Following Business Day	30/360

Minimum Denomination	$100,000 and multiples of $1,000	$100,000 and multiples of $1,000

CUSIP	459200 JA0	459200 HZ7

ISIN	US459200JA05	US459200HZ73

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848  and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on February 3, 2015 relating to its prospectus dated July 26, 2013.